December 16, 2005



Ms. Jennifer Hardy
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

         RE: China BAK Battery, Inc., formerly known as Medina Coffee, Inc. Pre-effective Amendment 4 to Registration Statement on Form SB-2 Filed November 29, 2005
                File No. 333-122209
                Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports File No. 0-49712

Dear Ms. Hardy:

     On behalf of China BAK Battery, Inc. (the "Company"), we have electronically transmitted herewith Pre-Effective Amendment No. 5 to the Registration Statement on Form SB-2, which has been marked to show changes effected by the amendment. In addition we have today forwarded by overnight delivery three (3) marked copies of Amendment No. 5 c/o Mr. Edward Kelly for the convenience of the Staff.

                                    SB-2/A 4
                                    --------

Management's Discussion and Analysis or Plan of Operation, page 17
------------------------------------------------------------------

1. Disclosure on page 29 that China BAK Battery expects to receive certification by October 2005 is inconsistent with disclosure on page 34 and elsewhere that China BAK Battery expects to receive certification by December 2005. Please reconcile the disclosures.

     Response: We have modified the Disclosure on page 29 to reconcile it with the disclosure on page 34 and elsewhere in accordance with the Staff's comment.

Our Business, page 32
---------------------

2. Disclosure on page 39 that China BAK Battery has 15 issued patents and 121 applications for patents in the People's Republic of China or PRC is inconsistent with disclosure on page 40 that China BAK Battery has two issued patents and 40 applications for patents in the PRC. Please reconcile the disclosures.

Ms. Jennifer Hardy
December 16, 2005
Page 2


     Response: We have modified the Disclosure on page 40 to reconcile it with the disclosure on page 39 in accordance with the Staff's comment.

Description of Our Common Stock, page 46
----------------------------------------

3. Disclosure states that China BAK Battery's articles of incorporation do not vary the vote necessary for the stockholders to act on various matters from the size of the vote required by Nevada law. Specify the size of the vote required by Nevada law.

     Response: We have modified the Disclosure on page 47 to reflect the provisions of chapters 78.320 and 78.330 of the Nevada Revised Statute, which requires all matters before shareholders, other than the election of directors, to receive a majority of votes cast in order to pass.

Balance Sheet, page F-2
-----------------------

4. You have included an amount of $3,327,393 below total current assets on your balance sheet as of September 30, 2004 that is not labeled. It appears that this amount may have been included erroneously. Please advise and revise.

     Response: We have removed the amount which had been included erroneously.

Statements of Operations, page F-3
----------------------------------

5. Your response and revised disclosure to prior comment 11 disclose the impact that your manufacturing expansion and new equipment purchases had on your depreciation. This disclosure is included in your disclosure on the changes in depreciation and amortization that is presented on the face of your statements of operations below gross profit. Additionally, the disclosure in your MD&A on the types of costs included in your cost of goods sold under "Certain Accounting Matters" does not reference depreciation as a cost that is included in your cost of goods sold. Based on this, it appears that you do not allocate a portion of your depreciation expense to cost of goods sold in calculating your gross profit. If our understanding is correct, amend your statements of operations to include in cost of goods sold the appropriate portion of your depreciation expense. In doing so, amend also your MD&A and other disclosures that refer to your gross profit to discuss your results of operations consistently with the information presented. on the face of your statements of operations. If your cost of goods sold does include a portion of your depreciation expense, revise your disclosure in "Certain Accounting Matters" to state this. Refer to SAB Topic 11:B.

     Response: We have revised the statements of operations for all periods included in the filing to include the appropriate portion of depreciation and amortization expense in each of cost of goods sold, selling expenses and general and administrative expenses. We have also revised the disclosures in the notes to the financial statements and in management's discussion and analysis to properly reflect this disclosure revision.

Ms. Jennifer Hardy
December 16, 2005
Page 3


Note 19. Restatement of Consolidated Financial Statements, page F-30
--------------------------------------------------------------------

6. We read your response to prior comment 15. An Item 4.02 Form 8-K should be filed within four business days of the triggering event. File an Item 4.02 Form 8-K referencing each restatement item for which you have concluded that a restatement is required. Refer to general instruction B(1) of Form 8-K.

7. We again remind you that when you file your restated Form 10-QSB/As, you should appropriately address these items:

     o    Full compliance with APB 20, paragraphs 36 and 37.
     o    Fully update all affected portions of the document, including MD&A.
     o    Updated Item 3 disclosures should include these items:

          A discussion of the restatement and the facts and circumstances surrounding it.

          How the restatement impacted the original conclusions of your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.

          Changes to internal controls over financial reporting.

          Anticipated  changes to  disclosure  controls  and  procedures  and/or
          internal   controls  over   financial   reporting  to  prevent  future
          misstatements of a similar nature.

     Refer to Items 307 and 308(c) of Regulation S-B.

     o Updated certifications, which should reference Form 1O-QSB/A, rather than Form 10-QSB.

     Response: We note your comment and appreciate that you have pointed us to these provisions.

Exhibits
--------

8. The response to prior comment 17 represents that the agreement is no longer in effect and will not be included as an exhibit. Please remove exhibit
     10.8 from the exhibit last. You may retain the exhibit number and indicate that the exhibit is intentionally omitted.

     Response: We have omitted Exhibit 10.8 in accordance with the Staff's comment.

9. We note that you are requesting confidential treatment for exhibit 10.4. We assume that you have filed the application with the Secretary's Office and await its receipt from that office. We intend to process concurrently the application and the registration statement. Before requesting acceleration

Ms. Jennifer Hardy
December 16, 2005
Page 4


     of the registration statement's effectiveness, you must resolve any issue concerning the application and file publicly the portions of the exhibit for which you are not requesting confidential treatment.

     Response: We previously filed the application for confidential treatment for Exhibit 10.4 with the Secretary's Office and we await the response.

10. Refer to prior comment 18. As requested previously, confirm that Jilin Provincial Huaruan Technology Company, Ltd. is a party to the agreement filed as exhibit 10.30 rather than exhibit 10.33 as you represented in your October 11, 2005 response to comment 24 in our August 2, 2005 letter.

     Response: We confirm that Jilin Provincial Huaruan Technology Company, Ltd. is a party to the agreement filed as Exhibit 10.30.

Other
-----

11. We note that you intend to respond by amendments to prior comments 21-23. Allow us sufficient time to review the amendments before requesting acceleration of the registration statement's effectiveness.

     Response: We acknowledge your comment.

     Please feel free to call if you have any questions about any of the forgoing.

                                                     Very truly yours,

                                                     /s/ Robin Bradford

                                                     Robin Bradford

RB/cah